FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                  No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                  No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Press release dated March 7, 2007 regarding Telecom Argentina S.A.’s consolidated annual and fourth quarter results for fiscal year 2007

FOR IMMEDIATE RELEASE

Market Cap: P$14.4 billion

March 7, 2008

Contacts:

Pedro Insussarry

Solange Barthe Dennin

Telecom Argentina

(54-11) 4968-3743/3752

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED ANNUAL (“FY07”) AND FOURTH QUARTER RESULTS FOR FISCAL YEAR 2007 (“4Q07”)*

•

During 2007, the Telecom Argentina Group continued with an important expansion of its business. Consolidated Net Revenues grew 23% vs. the previous year (“FY06”), amounting to P$9,074 million. Major revenue increase came from the Cellular business with an expansion of 34% and from Internet businesses with a growth of 23%, both with respect to FY06.

•	The cellular customer base reached 12.3 million (+28%), Broadband subscribers totaled 783,000 (+71%), while fixed lines in service increased by 3% to 4.2 million.

•

Operating Profit before Depreciation and Amortization (“OPBDA”) reached P$3,052 million (+34% vs. FY06), equivalent to 34% of Net Revenues, mainly fueled by cellular telephony growth. On the contrary, fixed telephony profitability continues weakening due to frozen tariffs and the inflation effect on the general cost structure.

•	Net Income reached P$884 million (2.6x more than FY06). This result includes P$102 million from the sale of the subsidiary Publicom, occurred during the first months of FY07.

•	The Telecom Group continued developing its strong investment plan, allocating P$1,441 million during FY07 (+18% vs. FY06), where P$799 million were allocated to fixed telephony (+35% vs. FY06).

•

Net Financial Debt (before NPV effect) declined to P$2,055 million (-P$1,443 million vs. December 2006), primarily as a result of the cash flow generated by operations. The Net Financial Debt to OPBDA ratio declined from 1.5x as of the end of FY06, to 0.7x as of the end of FY06.

•	On February 19, 2008 Fitch Ratings upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to B+ on the International Scale and to AA- on the Local Scale.

	As of December-31			%
	2007	2006
Consolidated Net Revenues (in MM P$)	9.074	7.372	1.702	23%
Voice, Data & Internet	3.302	3.053	249	8%
Cellular	5.772	4.319	1.453	34%
Operating Profit before D & A (in MM P$)	3.052	2.285	767	34%
Operating Profit (in MM P$)	1.636	894	742	83%
Net Income (in MM P$)	884	244	640	262%
Shareholder’s equity (in MM P$)	3.030	2.129	901	42%
Net Financial Debt - Before NPV effect (in MM P$)	2.055	3.498	(1.443)	-41%
Net Financial Debt - Book value (in MM P$)	1.993	3.352	(1.359)	-41%
CAPEX (in MM P$)	1.441	1.225	216	18%
Lines in service (Fixed lines -in thousands)	4.208	4.095	113	3%
Cellular customers (in thousands)	12.292	9.589	2.703	28%
Personal (Argentina)	10.666	8.425	2.241	27%
Núcleo (Paraguay)	1.626	1.164	462	40%
ADSL customers (in thousands)	783	457	326	71%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	16.877	16.914	(37)	0%
Incoming/Outgoing cellular voice traffic in Arg. (in MM minutes)	9.946	7.610	2.336	31%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	39	39	—	0%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	39	39	—	0%

*	Non-financial data unaudited

1	www.telecom.com.ar

Buenos Aires, March 7, 2008 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today Net Income of P$884 million for the fiscal year ended December 31, 2007.

	FY07	FY06		%
Net Revenues (MMP$)	9.074	7.372	1.702	23%
Net Income (MMP$)	884	244	640
Earnings per Share ($)	0,90	0,25	0,65
Earnings per ADR ($)	4,49	1,24	3,25
OPBDA *	34%	31%
Operating Profit *	18%	12%
Net Income *	10%	3%

*	As a percentage of Net Revenues

During FY07, Consolidated Net Revenues increased 23% (+P$1,702 million vs. FY06) to P$9,074 million, mainly fueled by the cellular and Broadband businesses.

Moreover, OPBDA increased by 34% (+P$767 million) to P$3,052 million (34% of Consolidated Net Revenues). This level of operating profits before depreciation and amortization is consequence of the substantial improvement in revenues, together with a better efficiency in costs.

Company Activities

Consolidated Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

Revenues generated by these services amounted to P$3,302 million, +8% vs. FY06.

Voice

Total Revenues for this service reached P$2,601 million (+5% vs. FY06), despite there was no increase in regulated tariffs during the period.

Monthly Charges and Supplementary Services increased by P$30 million or 4%, to P$746 million, as a consequence of higher number of lines in service (+3%), reaching 4.2 million of lines.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$1,230 million, with an increase of 4% vs. FY06.

Interconnection revenues amounted to P$373 million (+17%), mainly fueled by traffic originating in cellular lines but transported by and terminated in fixed-line network.

Public Telephony & Other

Other revenues reached P$252 million, barely exceeding P$250 million in FY06. This amount was affected by an increase in billing & collecting commission and handset sales but partially compensated by a decrease in Public Telephony revenues.

Internet and Data Transmission

Total revenues coming from Internet services reached P$528 million (+23% vs. FY06), due to the increase in the Broadband business, driven by commercial promotions, innovation of service portfolio and better network coverage.

2	www.telecom.com.ar

Moreover, Telecom’s Broadband subscribers reached 783,000 as of December 2007(+71% vs. Dec-06). Therefore, lines with this type of connections represent approximately 19% of Telecom’s fixed-lines in service.

Telecom confirms its market oriented approach, based on delivering higher velocity solutions, allowing its customers to access increasingly complex multimedia content as well as new value-added services. Since October, Telecom Argentina has improved its Broadband portfolio by automatically upgrading its Arnet 640 K customers to Arnet 1 Mb product. In addition, Telecom launched the Arnet 20 Mb product, the fastest connection available in the Argentine market.

Revenues generated by Data transmission amounted to P$173 million, (+11% vs. FY06). The Company continues actively working with the corporate market, as well as with the Government sector, providing know-how and experience in telecommunication skills, supplying tailor-made and converging systems that integrate voice & data services –for both fixed and cellular services- together with multimedia solutions, all with the latest generation technology, leading the development of VPN-IP (Virtual Private Net on Internet Protocol) and MPLS (Multi Protocol Label Switching) networks.

In connection with the Government sector, Telecom assists on e-government enterprises, such as solution for administrative management, 911, emergency services and cameras for security and medical treatment. Furthermore, regarding ICT, the Company has endorsed the development of data networks. Therefore, Telecom Datacenter experienced an important growth, assuring high availability of Broadband connectivity, outsourcing and contingency solutions to its clients.

Cellular Telephony

The Cellular Telephony business achieved consolidated growth and increased its participation in the Group´s total revenues (64% vs. 59% in FY06). During FY07 this business generated revenues of P$5,772 million (+34% vs. FY06). Total subscribers reached 12.3 million.

Telecom Personal in Argentina

As of December 31, 2007, Personal’s subscribers reached 10.7 million in Argentina (+2.2 million or +27% vs. FY06). Approximately 66% of the overall subscriber base was prepaid and 34% was postpaid.

Total voice traffic increased by 31% vs. FY06 while outgoing SMS traffic confirming its higher usage increased from an average of 741 million messages in 4Q06 to an average of 1,016 million (+37%) in 4Q07. Because of this enhancement in traffic and the use of value added services, the Average Monthly Revenue per User (“ARPU”) increased by P$42 in 4Q07, compared to P$40 in 4Q06, positioning the Company as one of the highest ARPUs in the market. Consequently, ARPU determined on an annual basis remained stable at P$39 in FY07 compared to FY06.

Revenues totaled P$5,339 million (+P$1,375 million or +35% vs. FY06). Service revenues increased by P$1,328 million or 39% vs. FY06, while handset sales grew by 9% in the period.

3	www.telecom.com.ar

Reconfirming its strong focus on technological innovation, Personal continued the expansion of its Third Generation Network (3G/3.5G). In anticipation to the summer season, during 4Q07, the Company introduced the latest services for 3G in main Argentine tourist cities and also in Uruguay, adding them to those existing coverage available in Buenos Aires, Cordoba and Rosario.

In terms of products and services, further agreements to introduce exclusive mobile content to the Multimedia Portal WAP were executed. The development of innovative value-added services was also such enhanced, with Full Track Download (Full MP3) and instant messages, together with MSN.

In addition, Personal continued with the expansion of its commercial network by opening new customer offices. As of December 2007, Personal counted with 45 commercial offices, gaining commercial capillarity and confirming its institutional presence throughout Argentina. Accordingly, customer satisfaction was enhanced, mainly by improving waiting time and increasing dedicated attention.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to P$433 million (+22% vs. FY06).

By the end of the year 2007, the subscriber base reached approximately 1.6 million, +40% vs. FY06. Prepaid and Postpaid customers represented 90% and 10%, respectively.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$7,438 million in FY07, which represents an increase of P$960 million or +15% vs. FY06. Notwithstanding, as a percentage of Net Revenues, this evolution represents a decrease of 600 basis points (88% in FY06 vs. 82% in FY07) which means an improvement in efficiency and better use of costs.

The breakdown of costs is as follow:

- Salaries and Social Security Contributions: P$960 million (+16%), affected by raising salaries and an increase of cellular business personnel (+283 in FY07 vs. FY06).

- Taxes: P$660 million (+22%), in line with the general evolution of revenue volume.

- Agents and Prepaid Card Commissions: $704 million (+28%), due to the expansion of subscribers and the volume of the prepaid cards sold.

- Advertising: P$306 million (+36%) to support commercial activity in cellular telephony and internet.

- Cost of Voice, Data & Cellular handsets: decreased to P$893 million (-11%) as a consequence of fewer handset sales, taking into account the level of market penetration reached and due to a lower number of handsets upgrade from TDMA to GSM.

4	www.telecom.com.ar

- TLRD and Roaming: P$760 million (+31%) due to increased traffic among cellular operators.

- Depreciation of Fixed and Intangible Assets: P$1,416 million, stable when compared to FY06. Fixed-line telephony totaled P$828 million and Cellular telephony $588 million.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$441 million, as compared to the P$484 million loss registered in FY06. Although net interest decreased by P$145 million such reduction was compensated by the effect of foreign currency exchange (-P$42 million) and holding losses on handsets inventories (P$54 million).

Net Financial Debt

As of December 31, 2007, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments) amounted to P$2,055 million, a reduction of P$1,443 million as compared to December 2006. This decrease is due to the generation of operating cash flow and the result of Publicom sale that permitted debt cancellation for P$1,290 million (P$889 million in Telecom Argentina and P$401 million in Telecom Personal).

Consolidated Capital Expenditures

A total amount of P$1,441 million (including material by P$139 million) was invested in fixed and intangibles assets. Such amount was allocated between the Voice, Data and Internet businesses (P$799 million) and the cellular business (P$642 million).

Main Capex projects the Voice, Data and Internet Businesses related to the expansion of Broadband services and the upgrade of the network for services of a new generation (NGN), while in the cellular business, improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services, were areas of focus.

Commercial Initiatives

Within the technological upgrade initiated by Telecom in the fixed-line business, three outstanding announcements were made:

In connection with SMEs target, Telecom renewed its portfolio of services, with integrated solutions that combine fixed and mobile telephony, data transmission and internet, thus strengthening its position as integrated provider of telecommunication solutions.

Regarding the mass market, the Company launched for the first time in the country, the SMS (Short Message Service) for fixed lines, as a first step of several innovations that Telecom will offer its residential clients, and which will change home communications.

In addition, in December 2007 Telecom Argentina launched video-call product, becoming then the first operator in South America to provide a service that integrates voice and video for mass market.

Recent Relevant Matters

The Board of Directors of Telecom Personal has submitted for consideration of its Shareholder´s Meeting a cash distribution of dividends for an amount of P$220 million.

On February 19, 2008 Fitch Ratings upgraded the long-term debt rating of Telecom Argentina and Telecom Personal to B+ from B on the International Scale and to AA- from A on the Local Scale.

***********

5	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2007, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Carlos Felices

Chairman

*******

6	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

ANNUAL PERIOD AND FOURTH QUARTER - FISCAL YEAR 2007

(In millions of Argentine pesos, except statistical data )

1-	Consolidated Balance Sheet

		Dec-31 2007	Dec-31 2006	$	%
	Cash, equivalents and investments	992	661	331	50%
	Trade receivables	898	743	155	21%
	Other current assets	494	363	131	36%

	TOTAL CURRENT ASSETS	2.384	1.767	617	35%

	Fixed & Intangible assets	6.498	6.520	(22)	0%
	Other non-current assets	289	433	(144)	-33%

	TOTAL NON-CURRENT ASSETS	6.787	6.953	(166)	-2%

	TOTAL ASSETS	9.171	8.720	451	5%

	Accounts payable	1.640	1.481	159	11%
	Loans	1.474	1.395	79	6%
	Reserves	49	85	(36)	-42%
	Other current liabilities	480	412	68	17%

	TOTAL CURRENT LIABILITIES	3.643	3.373	270	8%

	Loans	1.724	2.703	(979)	-36%
	Reserves	243	234	9	4%
	Other non-current liabilities	452	209	243	116%

	TOTAL NON-CURRENT LIABILITIES	2.419	3.146	(727)	-23%

	TOTAL LIABILITIES	6.062	6.519	(457)	-7%

	Minority Interest	79	72	7	10%
	Shareholders’ equity	3.030	2.129	901	42%

	TOTAL LIABILITIES AND EQUITY	9.171	8.720	451	5%

2-	Consolidated Loans

		Dec-31 2007	Dec-31 2006	$	%
	Corporate Bonds	1.372	1.014	358	35%
	Banks and others	69	334	(265)	-79%
	Accrued interest	30	42	(12)	-29%
	Derivatives	3	5	(2)	-40%

	TOTAL CURRENT LOANS	1.474	1.395	79	6%

	Corporate Bonds	1.781	2.798	(1.017)	-36%
	Banks and others	5	51	(46)	-90%
	Net Present Value	(62)	(146)	84	-58%

	TOTAL NON-CURRENT LOANS	1.724	2.703	(979)	-36%

	TOTAL LOANS	3.198	4.098	(900)	-22%

	Derivatives valuation effect (Other Credits)	212	85	127	149%
	Cash and cash equivalents	993	661	332	50%

	NET FINANCIAL DEBT (without NPV effect)	2.055	3.498	(1.443)	-41%

	Financial and Holding results
	Financial results generated by assets

		Dec-31 2007	Dec-31 2006	$	%
	Interest on short term investments	95	77	18	23%
	Foreign currency exchange gains	26	6	20	333%
	Holding results generated by inventories	(59)	(5)	(54)	1080%
	Other financial results	—	8	(8)	-100%

	Total Financial results generated by assets	62	86	(24)	-28%

	Financial results generated by liabilities
	Interest on debt	(355)	(482)	127	-26%
	Others	4	2	2	100%
	Foreign currency exchange losses	(152)	(90)	(62)	69%

	Total Financial results generated by liabilities	(503)	(570)	67	-12%

	TOTAL FINANCIAL AND HOLDING RESULTS	(441)	(484)	43	-9%

7	www.telecom.com.ar

3-	Consolidated Income Statement
	Annual Comparison

		Dec-31 2007	Dec-31 2006	$	%
	Net revenues	9.074	7.372	1.702	23%
	Cost of services provided	(4.963)	(4.484)	(479)	11%

	GROSS PROFIT	4.111	2.888	1.223	42%

	Administrative expenses	(342)	(267)	(75)	28%
	Selling expenses	(2.133)	(1.727)	(406)	24%

	OPERATING PROFIT	1.636	894	742	83%

	Equity income from related companies	—	5	(5)	-100%
	Financial and holding results	(441)	(484)	43	-9%
	Other expenses, net	(98)	(184)	86	-47%

	RESULTS FROM ORDINARY OPERATIONS	1.097	231	866	375%

	Taxes on income	(292)	22	(314)	-1427%

	Minority interest	(23)	(22)	(1)	5%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	782	231	551	239%

	RESULTS FROM DISCONTINUED OPERATIONS	102	13	89	685%

	NET INCOME	884	244	640	262%

	OPERATING (LOSS)/PROFIT BEFORE D & A	3.052	2.285	767	34%

	As a % of Net Revenues	34%	31%

4-	Consolidated Income Statement
	Three-Months Comparison

		Dec-31 2007	Dec-31 2006	$	%
	Net revenues	2.559	2.130	429	20%
	Cost of services provided	(1.404)	(1.315)	(89)	7%

	GROSS PROFIT	1.155	815	340	42%

	Administrative expenses	(99)	(63)	(36)	57%
	Selling expenses	(621)	(533)	(88)	17%

	OPERATING PROFIT	435	219	216	99%

	Equity income from related companies	—	(1)	1	-100%
	Financial and holding results	(118)	(71)	(47)	66%
	Other expenses, net	(22)	(57)	35	-61%

	RESULTS FROM ORDINARY OPERATIONS	295	90	205	228%

	Taxes on income	(17)	(15)	(2)	13%
	Minority interest	(8)	(7)	(1)	14%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	270	68	202	297%

	RESULTS FROM DISCONTINUED OPERATIONS	—	12	(12)	-100%

	NET (LOSS)/INCOME	270	80	190	238%

	OPERATING (LOSS)/PROFIT BEFORE D & A	800	555	245	44%

	As a % of Net Revenues	31%	26%

8	www.telecom.com.ar

5-	Consolidated Revenues Breakdown
	Annual Comparison

		Dec-31 2007	Dec-31 2006	$	%
	Fixed Telephony	2.331	2.225	106	5%

	Measured service
	Local	462	456	6	1%
	DLD	498	485	13	3%
	Monthly charges	746	716	30	4%
	Public telephones	117	131	(14)	-11%
	Interconnection	373	318	55	17%
	Others	135	119	16	13%

	International Telephony	270	242	28	12%

	Data transmission & Internet	701	586	115	20%

	Data	173	156	17	11%
	Internet	528	430	98	23%
	Measured service	60	82	(22)	-27%
	Monthly charges	464	346	118	34%
	Modems	4	2	2	100%

	Cellular Telephony	5.772	4.319	1.453	34%

	Telecom Personal	5.339	3.964	1.375	35%

	Monthly fee and measured service	1.181	842	339	40%
	Pre-paid card	807	562	245	44%
	Calling Party Pays	558	484	74	15%
	TLRD *	592	416	176	42%
	VAS	1.264	815	449	55%
	Handset sales	583	536	47	9%
	Others	354	309	45	15%

	Núcleo	433	355	78	22%

	Monthly fee and measured service	63	64	(1)	-2%
	Pre-paid card	238	180	58	32%
	Calling Party Pays	41	41	—	0%
	TLRD *	53	43	10	23%
	VAS	5	1	4	400%
	Handset sales	7	8	(1)	-13%
	Others	26	18	8	44%

	TOTAL NET REVENUES	9.074	7.372	1.702	23%

	* Charges for the termination of calls of the cellular operators.

6-	Consolidated Revenues Breakdown
	Three-Months Comparison

		Dec-31 2007	Dec-31 2006	$	%
	Fixed Telephony	615	577	38	7%

	Measured service
	Local	116	119	(3)	-3%
	DLD	133	125	8	6%
	Monthly charges	191	183	8	4%
	Public telephones	28	31	(3)	-10%
	Interconnection	100	90	10	11%
	Others	47	29	18	62%

	International Telephony	76	69	7	10%

	Data transmission & Internet	191	158	33	21%

	Data	47	43	4	9%
	Internet	144	115	29	25%

	Cellular Telephony	1.677	1.326	351	26%

	Telecom Personal	1.540	1.216	324	27%

	Monthly fee and measured service	334	209	125	60%
	Pre-paid card	227	(310)	537	-173%
	Calling Party Pays	151	129	22	17%
	TLRD *	166	118	48	41%
	VAS	391	711	(320)	-45%
	Handset sales	182	167	15	9%
	Others	89	192	(103)	-54%

	Núcleo	137	110	27	25%

	Monthly fee and measured service	14	18	(4)	-22%
	Pre-paid card	77	60	17	28%
	Calling Party Pays	11	12	(1)	-8%
	TLRD *	15	13	2	15%
	VAS	2	(3)	5	-167%
	Handset sales	3	3	—	0%
	Others	15	7	8	114%

	TOTAL NET REVENUES	2.559	2.130	429	20%

	* Charges for the termination of calls of the cellular operators.

9	www.telecom.com.ar

7-	Consolidated Income Statement by segments
	Fiscal Year 2007
	(In million of Argentine pesos)

		Segments			Variation vs FY06
		Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
	NET REVENUES	3.302	5.772	9.074	1.702	23%

	Salaries and social security contributions	(744)	(216)	(960)	(131)	16%
	Taxes	(196)	(464)	(660)	(121)	22%
	Materials and supplies	(307)	(140)	(447)	(130)	41%
	Doubtful accounts	(12)	(59)	(71)	(8)	13%
	Interconnection cost	(151)	—	(151)	8	-5%
	Settlement charges	(138)	—	(138)	(27)	24%
	Lease of lines and circuits	(58)	(43)	(101)	(45)	80%
	Service fees	(140)	(160)	(300)	(41)	16%
	Advertising	(89)	(217)	(306)	(81)	36%
	Agent and Prepaid card commissions	(29)	(675)	(704)	(156)	28%
	Cost of voice, data and cellular handsets	(18)	(875)	(893)	106	-11%
	Roaming and TLRD	—	(760)	(760)	(178)	31%
	Others	(234)	(297)	(531)	(131)	33%

	Operating Profit before D & A	1.186	1.866	3.052	767	34%
	Depreciation of fixed assets	(815)	(562)	(1.377)	(35)	3%
	Amortization of intangible assets	(13)	(26)	(39)	10	-20%

	OPERATING RESULTS	358	1.278	1.636	742	83%

	EQUITY INCOME FROM RELATED COMPANIES	—	—	—	(5)	-100%

	FINANCIAL AND HOLDING INCOME	(262)	(179)	(441)	43	-9%

	OTHER EXPENSES, NET	(61)	(37)	(98)	86	-47%

	INCOME FROM ORDINARY OPERATIONS	35	1.062	1.097	866	375%

	Taxes on income	(60)	(232)	(292)	(314)	-1427%
	Minority interest	—	(23)	(23)	(1)	5%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	(25)	807	782	551	239%

	RESULTS FROM DISCONTINUED OPERATIONS	102	—	102	89	685%

	NET INCOME	77	807	884	640	3

Consolidated Income Statement by segments
Fiscal Year 2006
(In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	3.053	4.319	7.372

Salaries and social security contributions	(663)	(166)	(829)
Taxes	(175)	(364)	(539)
Materials and supplies	(227)	(90)	(317)
Doubtful accounts	(16)	(47)	(63)
Interconnection cost	(159)	—	(159)
Settlement charges	(111)	—	(111)
Lease of lines and circuits	(30)	(26)	(56)
Service fees	(107)	(152)	(259)
Advertising	(70)	(155)	(225)
Agent and Prepaid card commissions	(21)	(527)	(548)
Cost of voice, data and cellular handsets	(26)	(973)	(999)
Roaming and TLRD	—	(582)	(582)
Others	(186)	(214)	(400)

Operating Profit before D & A	1.262	1.023	2.285
Depreciation of fixed assets	(924)	(418)	(1.342)
Amortization of intangible assets	(11)	(38)	(49)

OPERATING RESULTS	327	567	894

EQUITY INCOME FROM RELATED COMPANIES	(1)	6	5

FINANCIAL AND HOLDING INCOME	(375)	(109)	(484)

Other expenses, Net	(137)	(47)	(184)

INCOME FROM ORDINARY OPERATIONS	(186)	417	231

Taxes on income	33	(11)	22

Minority interest	—	(22)	(22)
NET INCOME BEFORE DISCONTINUED OPERATIONS	(153)	384	231

RESULTS FROM DISCONTINUED OPERATIONS	13	—	13

NET INCOME	(140)	384	244

10	www.telecom.com.ar

8-	Consolidated Income Statement by segments
	Fourth month period - FY 2007
	(In million of Argentine pesos)

		Segments			Variation vs4Q06
		Voice, Data and Internet	Cellular Telephony	Consolidated	$	%
	NET REVENUES	882	1.677	2.559	429	20%

	Salaries and social security contributions	(187)	(61)	(248)	(23)	10%
	Taxes	(53)	(140)	(193)	(33)	21%
	Materials and supplies	(84)	(46)	(130)	(26)	25%
	Doubtful accounts	—	(12)	(12)	—	0%
	Interconnection cost	(38)	—	(38)	44	-54%
	Settlement charges	(37)	—	(37)	(45)	-563%
	Lease of lines and circuits	(18)	(17)	(35)	(19)	119%
	Service fees	(43)	(47)	(90)	(12)	15%
	Advertising	(38)	(69)	(107)	(28)	35%
	Agent and Prepaid card commissions	(10)	(186)	(196)	(13)	7%
	Cost of cellular handsets	(18)	(278)	(296)	22	-7%
	Roaming and TLRD	—	(216)	(216)	(13)	6%
	Others	(70)	(91)	(161)	(38)	31%

	Operating Profit before D & A	286	514	800	245	44%
	Depreciation of fixed assets	(199)	(159)	(358)	(34)	10%
	Amortization of intangible assets	(3)	(4)	(7)	5	-42%

	OPERATING RESULTS	84	351	435	216	99%

	EQUITY INCOME FROM RELATED COMPANIES	—	—	—	1	0%

	FINANCIAL AND HOLDING INCOME	(90)	(28)	(118)	(47)	66%

	Other expenses, net	(1)	(21)	(22)	162	-88%

	INCOME FROM ORDINARY OPERATIONS	(7)	302	295	205	-111%

	Taxes on income	43	(60)	(17)	(2)	-2%
	Minority interest	—	(8)	(8)	(1)	7%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	36	234	270	202	-2886%

	RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	(12)	-15%
	NET INCOME	36	234	270	190

Consolidated Income Statement by Activities Fourth month period - FY 2006 (In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	804	1.326	2.130

Salaries and social security contributions	(175)	(50)	(225)
Taxes	(47)	(113)	(160)
Materials and supplies	(75)	(29)	(104)
Doubtful accounts	(4)	(8)	(12)
Interconnection cost	(82)	—	(82)
Settlement charges	8	—	8
Lease of lines and circuits	(8)	(8)	(16)
Service fees	(31)	(47)	(78)
Advertising	(33)	(46)	(79)
Agent and Prepaid card commissions	(5)	(178)	(183)
Cost of cellular handsets	—	(318)	(318)
Roaming and TLRD	—	(203)	(203)
Others	(55)	(68)	(123)

Operating Profit before D & A	297	258	555
Depreciation of fixed assets	(215)	(109)	(324)
Amortization of intangible assets	(3)	(9)	(12)

OPERATING RESULTS	79	140	219

EQUITY INCOME FROM RELATED COMPANIES	(1)	—	(1)

FINANCIAL AND HOLDING INCOME	(58)	(13)	(71)

Other expenses, Net	(137)	(47)	(184)

INCOME FROM ORDINARY OPERATIONS	(37)	127	90

Taxes on income	(11)	(4)	(15)
Minority interest	—	(7)	(7)
NET INCOME BEFORE DISCONTINUED OPERATIONS	(48)	116	68
RESULTS FROM DISCONTINUED OPERATIONS	12	—	12

NET INCOME	(36)	116	80

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

ANNUAL PERIOD AND FOURTH QUARTER - FISCAL YEAR 2007

(In millions of Argentine pesos)

9-	Balance Sheet

		Dec-31 2007	Dec-31 2006	$	%
	Cash, equivalents and investments	755	484	271	56%
	Trade receivables	438	379	59	16%
	Other current assets	283	56	227	405%

	TOTAL CURRENT ASSETS	1.476	919	557	61%

	Other Trade receivables	258	284	(26)	-9%
	Fixed & Intangible assets	4.073	4.191	(118)	-3%
	Investments	1.192	847	345	41%
	Other non-current assets	5	10	(5)	-50%
	Assets from discontinued operations	—	25 #	(25)	-100%

	TOTAL NON-CURRENT ASSETS	5.528	5.357	171	3%

	TOTAL ASSETS	7.004	6.276	728	12%

	Accounts payable	761	543	218	40%
	Loans	1.360	1.015	345	34%
	Reserves	39	78	(39)	-50%
	Other current liabilities	226	190	36	19%

	TOTAL CURRENT LIABILITIES	2.386	1.826	560	31%

	Loans	967	1.879	(912)	-49%
	Compensation and social benefits payable	43	32	11	34%
	Taxes Payable	283	161 #	122	76%
	Others liabilities	99	85	14	16%
	Reserves	196	164	32	20%

	TOTAL NON-CURRENT LIABILITIES	1.588	2.321	(733)	-32%

	TOTAL LIABILITIES	3.974	4.147	(173)	-4%

	Shareholders’ equity	3.030	2.129	901	42%

	TOTAL LIABILITIES AND EQUITY	7.004	6.276	728	12%

10-	Income Statement
	Annual Comparison

		Dec-31 2007	Dec-31 2006	$	%
	Net revenues	3.772	3.404	368	11%
	Cost of services provided	(2.029)	(1.943)	(86)	-4%

	GROSS PROFIT	1.743	1.461	282	19%

	Administrative expenses	(197)	(162)	(35)	-22%
	Selling expenses	(720)	(635)	(85)	-13%

	OPERATING PROFIT	826	664	162	24%

	Equity income from related companies	328	34	294	865%
	Financial & holding results	(260)	(376)	116	31%
	Other incomes & expenses net	(51)	(120)	69	58%

	RESULTS FROM ORDINARY OPERATIONS	843	202	641	317%

	Taxes on income	(59)	33	(92)	-279%

	NET INCOME BEFORE DISCONTINUED OPERATIONS	784	235	549	234%

	RESULTS FROM DISCONTINUED OPERATIONS	100	9	91	1011%

	NET INCOME	884	244	640	262%

	Operating (Loss)/Profit before D & A	1.653	1.598	55	3%

	As a % of Net Revenues	44%	47%

	Financial and Holding results
	Financial results generated by assets

		Dec-31 2007	Dec-31 2006	$	%
	Interest on short term investments	75	57	18	32%
	Foreign currency exchange gains	21	9	12	133%
	Other financial results	—	11	-11	0%

	Total Financial results generated by assets	96	77	19	25%

	Financial results generated by liabilities	—	—	—	—
	Interest on debt	(240)	(352)	112	-31.8%
	Others	(116)	(101)	(15)	14,9%

	TOTAL FINANCIAL RESULTS GENERATE BY LIABILITIES	(356)	(453)	97	-21.4%

	TOTAL FINANCIAL AND HOLDING RESULTS	(260)	(376)	116	-30.9%

11-	Income Statement
	Three-Months Comparison

		Dec-31 2007	Dec-31 2006	$	%
	Net revenues	1.016	909	107	12%
	Cost of services provided	(532)	(504)	(28)	-6%

	GROSS PROFIT	484	405	79	20%

	Administrative expenses	(53)	(40)	(13)	-33%
	Selling expenses	(214)	(186)	(28)	-15%

	OPERATING PROFIT	217	179	38	21%

	Equity income from related companies	93	11	82	745%
	Financial & holding results	(90)	(58)	(32)	-55%
	Other incomes & expenses net	6	(52)	58	112%

	RESULTS FROM ORDINARY OPERATIONS	226	80	146	183%

	Taxes on income	44	(11)	55	500%
	NET INCOME BEFORE DISCONTINUED OPERATIONS	270	69	201	291%

	RESULTS FROM DISCONTINUED OPERATIONS	—	11	(11)	-100%

	NET INCOME	270	80	190	238%

	Operating (Loss)/Profit before D & A	419	397	22	6%

	As a % of Net Revenues	41%	44%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 10, 2008	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors